UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant's name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

On February 9, 2010, Allot Communications Ltd. issued a press release announcing the quarterly results for the fourth quarter of 2009. The Company also announced that Doron Arazi is to step down as its Chief Financial Officer.

Copies of the press releases announcing such matters are attached to this Form 6-K and incorporated herein by reference, as follows:

•	Exhibit 99.1 – Press release announcing the financial results
•	Exhibit 99.2 – Press release announcing that Doron Arazi is to step down

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Rami Hadar
Rami Hadar
President and Chief Executive Officer

Date: February 10, 2010

EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit	Description
99.1.	Press Release Announcing Financial Results Dated February 9, 2010.
99.2	Press Release Announcing that CFO to Step Down Dated February 9, 2010.